UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         TRIANGLE PHARMACEUTICALS, INC.
                       ----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                       ---------------------------------
                         (Title of Class of Securities)

                                    89589H104
                              -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 1997
                             ----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 50 Pages
                             Exhibit Index: Page 23

                                                              Page 2 of 50 Pages

                                  SCHEDULE 13D

CUSIP No. 89589H104


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 1,000,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,000,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.11%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 50 Pages

                                  SCHEDULE 13D

CUSIP No. 89589H104


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,000,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,000,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.11%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 50 Pages

                                  SCHEDULE 13D

CUSIP No. 89589H104


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 1,000,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,000,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.11%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 50 Pages

                                  SCHEDULE 13D

CUSIP No. 89589H104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,989,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,989,500
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,989,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            10.16%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 50 Pages

                                  SCHEDULE 13D

CUSIP No. 89589H104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,989,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    0
    With
                           10       Shared Dispositive Power
                                            1,989,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,989,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            10.16%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 50 Pages

                                  SCHEDULE 13D

CUSIP No. 89589H104


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  800,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,989,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   800,000
    With
                           10       Shared Dispositive Power
                                            1,989,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,789,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]


13       Percent of Class Represented By Amount in Row (11)

                                    14.24%

14       Type of Reporting Person*

                  IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 50 Pages

                                  SCHEDULE 13D

CUSIP No. 89589H104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
 Number of                                  800,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   800,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            800,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            4.08%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 50 Pages


               This Statement on Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Triangle Pharmaceuticals, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report recent acquisitions of Shares of the Issuer as a result of which certain of the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the total number of outstanding Shares.


Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is 4 University Place, 4611 University Drive, Durham, North Carolina, 27707.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Quantum Industrial Partners LDC ("QIP");

          ii)  QIH Management Investor, L.P. ("QIHMI");

          iii) QIH Management, Inc. ("QIH Management");

          iv)  Soros Fund Management LLC ("SFM LLC");

          v)   George Soros ("Mr. Soros");

          vi)  Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

          vii) Duquesne Capital Management, L.L.C. ("Duquesne LLC").

               This statement relates to Shares held for the accounts of Quantum Partners (as defined herein), Quasar Partners (as defined herein), QIP, and Duquesne Fund (as defined herein).

                              The Reporting Persons
                              ---------------------

QIP, QIHMI and QIH Management
-----------------------------

               QIP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP is investment in securities. Current information concerning the identity and background of the directors and officers of QIP and QIH Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

               QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP. The principal business of QIHMI

                                                             Page 10 of 50 Pages

is to provide management and advisory services to, and to invest in, QIP. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by QIP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of the Shares held for the account of QIP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

               Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").


SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC
------------------------------------------------------

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund (as defined herein), Quantum Partners, the principal operating subsidiary of Quantum Fund, and Quasar Partners. SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund") and Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"). Each of Quantum Fund, Quantum Partners and Quasar Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with the SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the accounts of Quantum Partners and Quasar Partners. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the accounts of Quantum Partners and Quasar Partners. Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the

                                                             Page 11 of 50 Pages

Management Committee of SFM LLC, which is carried out at SFM LLC's principal office. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm. Duquesne LLC, a
Pennsylvania limited liability company, has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients"), including Duquesne Fund, L.P., a Delaware limited partnership ("Duquesne Fund"). Duquesne Fund has its principal office at c/o Duquesne Holdings LLC, Box N9204, Charlotte House, Charlotte Street, Nassau, Bahamas. Set forth in Annex C hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the executive officers of Duquesne LLC.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of QIP.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Quantum Partners and Quasar Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Shares.

               Pursuant to regulations promulgated under Section 13(d) of the Act, each of Duquesne LLC and Mr. Druckenmiller, by virtue of his interest in, and position as sole managing member of, Duquesne LLC, may be deemed a beneficial owner of the Shares held for the account of Duquesne Fund as a result of the contractual authority of Duquesne LLC to exercise voting and dispositive power with respect to such Shares.

               During the past five years, none of the Reporting Persons, Quantum Partners, Quasar Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               On June 6, 1997 each of QIP, Quantum Partners and Duquesne Fund entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer, a copy of which is attached hereto as Exhibit E and incorporated by reference in response to this Item 3. Pursuant to the terms of the Stock Purchase Agreement QIP expended $15,000,000 of its working capital to purchase 1,000,000 Shares, Quantum Partners expended $3,000,000 of its working capital to purchase 200,000 Shares and Duquesne LLC expended $12,000,000 of the working capital of Duquesne Fund to purchase 800,000 Shares. In addition, Quantum
Partners expended approximately $224,852 to purchase Shares in the over-the-counter market in the last sixty days, as disclosed on Annex D hereto.

               The Shares held for the accounts of Quantum Partners, Quasar Partners, QIP, other SFM Clients, Duquesne Fund and/or other Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock

                                                             Page 12 of 50 Pages

exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of QIP, Quantum Partners, Quasar Partners and/or Duquesne Fund were acquired or disposed of for investment purposes. Except as described in Item 6, none of Quantum Partners, Quasar Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

               Mr. Soros, Mr. Druckenmiller and SFM LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or other SFM Clients, market conditions or other factors.

               Mr. Druckenmiller and Duquesne LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Duquesne LLC Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

     (a)  (i)  Each  of  QIP,  QIHMI  and  QIH  Management  may  be  deemed  the
beneficial   owner  of  the  1,000,000  Shares  held  for  the  account  of  QIP
(approximately 5.11% of the total number of Shares outstanding).

          (ii) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of 1,989,500 Shares (approximately 10.16% of the total number of Shares outstanding). This number includes (A) 1,000,000 Shares held for the account of QIP, (B) 964,500 Shares held for the account of Quantum Partners and (C) 25,000 Shares held for the account of Quasar Partners.

          (iii)Mr.   Druckenmiller   may  be  deemed  the  beneficial  owner  of
2,789,500 Shares (approximately 14.24% of the total number of Shares outstanding). This number consists of (A) 1,000,000 Shares held for the account of QIP, (B) 964,500 Shares held for the account of Quantum Partners, (C) 25,000 Shares held for the account of Quasar Partners and (D) 800,000 Shares held for the account of Duquesne Fund.

          (iv) Duquesne LLC may be deemed the beneficial owner of the 800,000 Shares held for the account of Duquesne Fund (approximately 4.08% of the total number of Shares outstanding).

     (b) (i) Each of QIP, QIHMI (pursuant to QIP's constituent documents), QIH Management (by virtue of its position as sole general partner of QIHMI) and SFM LLC (pursuant to the terms of the QIP Contract) may be deemed to have the sole power to direct voting and disposition of the 1,000,000 Shares held for the account of QIP.

                                                             Page 13 of 50 Pages

          (ii) Pursuant to the terms of the QIP Contract and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,000,000 Shares held for the account of QIP.

          (iii)Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 964,500 Shares held for the account of Quantum Partners.

          (iv) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 964,500 Shares held for the account of Quantum Partners.

          (v) Pursuant to the terms of the contract between Quasar Partners and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 25,000 Shares held for the account of Quasar Partners.

          (vi) Pursuant to the terms of the contract between Quasar Partners and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 25,000 Shares held for the account of Quasar Partners.

          (vii)Pursuant to the terms of the contract between Duquesne LLC and Duquesne Fund and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 800,000 Shares held for the account of Duquesne Fund.

     (c) Except for the transactions described in Item 3 and Item 6 and those disclosed on Annex D hereto, there have been no transactions with respect to the Shares since April 17, 1997 (60 days prior to the date hereof) by any of the Reporting Persons, Quantum Partners, Quasar Partners or Duquesne Fund.

     (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

          (ii) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

          (iii)The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Quasar Partners in accordance with their partnership interests in Quasar Partners.

          (iv) The investors in Duquesne Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Duquesne Fund.

                                                             Page 14 of 50 Pages

     (e) Not applicable.

               Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients and the account of QIP. Duquesne LLC expressly disclaims beneficial ownership of any Shares not held for the account of Duquesne Fund.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               In connection with their acquisition of certain of the Shares reported herein, QIP, Quantum Partners and Duquesne Fund entered into the Stock Purchase Agreement which is incorporated herein by reference. The description of the terms of the Stock Purchase Agreement below is qualified in its entirety by reference to the specific provisions of such agreement, which is attached hereto as Exhibit E.

               Pursuant to Section 7.2(a) of the Stock Purchase Agreement, as soon as practicable after the Issuer becomes eligible to file a registration statement on Form S-3 registering the resale of the Shares issued pursuant to the Stock Purchase Agreement, or, in the event that the Issuer is not eligible to file a registration statement on Form S-3 registering the resale of such Shares by November 1, 1997, then on a subsequent date as soon as practicable after QIP, Quantum Partners and/or Duquesne Fund (defined therein to be the "Purchasers") holding more than fifty percent (50%) of such Shares may request in writing, the Issuer shall prepare and file a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 to register the resale of such Shares (and the additional 789,500 Shares held by the Purchasers as of the date of execution of the Stock Purchase Agreement) by the Purchasers and use its best efforts to cause such registration statement to be declared effective.

               Pursuant to Section 7.2(f) of the Stock Purchase Agreement, in the event any of the Purchasers desire to sell such Purchaser's Shares, issued pursuant to the Stock Purchase Agreement, pursuant to the Registration Statement (as defined therein), the Purchaser shall give the Issuer three (3) business days' notice of its desire to sell in reliance on such Registration Statement including an estimate of whether its desire is to sell more than 50,000 of such Shares (the "Notice of Sale," as defined thereto). The Issuer may refuse to permit a Purchaser to resell any such Shares pursuant to the Registration Statement if the Issuer delivers a certificate in writing to the Purchaser within three (3) business days following the Issuer's receipt of the Notice of Sale to the effect that withdrawal of such Registration Statement is necessary because a sale pursuant to the Registration Statement in its then-current form could constitute a violation of the federal securities laws. In such an event, the Issuer shall use its best efforts to amend the Registration Statement if necessary as soon as practicable and in any event within sixty (60) days after the Issuer's receipt of the Notice of Sale, and shall notify the Purchasers promptly after it has determined that such sale has become permissible under the federal securities laws. Certain limitations on the Issuer's ability to refuse to permit such a resale are set forth in Section 7.2(f).

               Pursuant to Section 7.4 of the Stock Purchase Agreement, subject to certain conditions, upon the request of holders of more than 50% of the Shares issued pursuant to the Stock Purchase Agreement, the Issuer shall use its best efforts to cause its Board of Directors to nominate and elect an individual designated in writing by such holders, to serve on the Issuer's Board of Directors, which individual must be acceptable to the Chairman of the Issuer's Board of Directors.

                                                             Page 15 of 50 Pages

               On June 11, 1996, the Issuer entered into a Restated Investors' Rights Agreement (the "Rights Agreement") with the Investors (as defined therein), a copy of which is incorporated by reference as Exhibit F and the provisions of which are incorporated herein by reference. On June 6, 1997 the Issuer entered into a First Amendment to Restated Investors' Rights Agreement (the "Amended Rights Agreement") with the Investors (as defined therein) and QIP, Quantum Partners and Duquesne Fund, a copy of which is attached hereto as Exhibit G and incorporated herein by reference.

               Subject to certain conditions and pursuant to Section 1.3 of the Registration Rights Agreement, QIP, Quantum Partners and Duquesne Fund have been granted certain "piggy-back" registration rights. If the Issuer proposes to register any of its stock or other securities it shall give each Holder (as defined therein, including each of QIP, Quantum Partners and Duquesne Fund) notice of such registration. Thereafter, and upon the written request of each Holder, given within twenty (20) days, the Issuer shall cause to be registered, subject to certain cut-back provisions, all of the Registrable Securities (as defined therein) that each Holder has requested to be registered.

               In connection with the transaction pursuant to which Shares were issued pursuant to the Stock Purchase Agreement, SFM LLC has agreed that, among other things and subject to certain exceptions, neither it nor its affiliates or controlling persons will acquire or offer to acquire any voting securities, or rights to acquire voting securities, of the Issuer for a period of six months from June 4, 1997, subject to the shortening of such period in certain circumstances.

               From time to time each of the Reporting Persons, Quantum Partners, Quasar Partners, other SFM Clients, Duquesne Fund and/or other Duquesne LLC Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth above and as described in Items 3 hereto, which is incorporated in this Item 6 by reference, the Reporting Persons, Quantum Partners, Quasar Partners and Duquesne Fund do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                             Page 16 of 50 Pages

Item 7.        Material to be Filed as Exhibits.

          A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          C. Joint Filing Agreement dated June 16, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC.

          D. Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus.

          E. Common Stock Purchase Agreement dated as of June 6, 1997 by and among the Issuer and the Purchasers (as defined therein).

          F. Restated Investors' Rights Agreement dated as of June 11, 1996 by and among the Issuer and the Investors (as defined therein) (filed as Exhibit
10.29 to the Issuer's Form S-1 Registration No. 333-11793).

          G. First Amendment to Restated Investors' Rights Agreement dated as of June 6, 1997 by and among the Issuer, the Investors (as defined therein), QIP, Quantum Partners and Duquesne Fund.

                                                             Page 17 of 50 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 16, 1997

                                             QUANTUM INDUSTRIAL PARTNERS LDC


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Attorney-in-Fact


                                             QIH MANAGEMENT INVESTOR, L.P.

                                             By:  QIH Management, Inc.,
                                                  its General Partner


                                                  By:  /S/ SEAN C. WARREN
                                                       ------------------------
                                                       Sean C. Warren
                                                       Vice President


                                             QIH MANAGEMENT, INC.


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Vice President


                                             SOROS FUND MANAGEMENT LLC


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Managing Director

                                                             Page 18 of 50 Pages

                                             GEORGE SOROS


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Attorney-in-Fact


                                             STANLEY F. DRUCKENMILLER


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Attorney-in-Fact


                                             DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                             By:  /S/ GERALD KERNER
                                                  -----------------------------
                                                  Gerald Kerner
                                                  Managing Director

                                                             Page 19 of 50 Pages

                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship        Principal Occupation          Business Address
----------------------        --------------------          ----------------

Curacao Corporation           Managing Director of          Kaya Flamboyan 9
Company N.V.                  Netherlands Antilles          Willemstad
  Managing Director           corporations                  Curacao,
  (Netherlands Antilles)                                    Netherlands Antilles

Inter Caribbean Services      Adminstrative services        Citco Building
  Limited                                                   Wickhams Cay
  Secretary                                                 Road Town
  (British Virgin Islands)                                  Tortola
                                                            British Virgin
                                                              Islands

                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship        Principal Occupation          Business Address
----------------------        --------------------          ----------------

Gary Gladstein                Managing Director of          888 Seventh Avenue
Director and President        SFM LLC                       33rd Floor
(United States)                                             New York, NY  10106

Sean C. Warren                Managing Director of          888 Seventh Avenue
Director, Vice President      SFM LLC                       33rd Floor
and Secretary                                               New York, NY  10106
(United States)

Peter Streinger               Chief Financial Officer of    888 Seventh Avenue
Treasurer                     SFM LLC                       33rd Floor
(United States)                                             New York, NY  10106

Michael C. Neus               Assistant General Counsel     888 Seventh Avenue
Vice President and            of SFM LLC                    33rd Floor
Assistant Secretary                                         New York, NY  10106
(United States)


To the best of the Reporting Persons' knowledge:

(a)       None of the above persons holds any Shares.
(b)       None  of  the  above   persons   has  any   contracts,   arrangements,
          understandings or relationships with respect to the Shares.

                                                             Page 20 of 50 Pages

                                     ANNEX B



               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

(a)       None of the above persons holds any Shares.
(b)       None  of  the  above   persons   has  any   contracts,   arrangements,
          understandings or relationships with respect to the Shares.

                                                             Page 21 of 50 Pages

                                     ANNEX C


               The following is a list of all of the persons who serve as executive officers of Duquesne LLC (other than Stanley F. Druckenmiller):


                          Michael A. Shay ("Mr. Shay")

                          Gerald Kerner ("Mr. Kerner")


               Mr. Shay is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Shay's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

               Mr. Kerner is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Kerner's business address is Duquesne Capital Management, L.L.C., 888 Seventh Avenue, 32nd Floor, New York, New York 10106.

               To the best of the Reporting Persons' knowledge:

               (a)  None of the above persons hold any Shares.

               (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 22 of 50 Pages

                                     ANNEX D

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                         TRIANGLE PHARMACEUTICALS, INC.



                                        Date of             Nature of
For the Account of                    Transaction          Transaction           Number of Shares       Price Per Share
------------------                ---------------          -----------           ----------------       ---------------

Quantum Partners/1/                     5/05/97             PURCHASE                   2,000                   $15.08/2/

                                        5/05/97             PURCHASE                   2,500                   $15.38/2/

                                        5/06/97             PURCHASE                  10,000                   $15.63/2/

                                        6/06/97             PURCHASE                 200,000                   $15.00/3/

QIP/1/                                  6/06/97             PURCHASE               1,000,000                   $15.00/3/

Duquesne Fund/4/                        6/06/97             PURCHASE                 800,000                   $15.00/3/






---------------------------------

/1/       All of these transactions were effected at the direction of SFM LLC.

/2/ These Shares were acquired in the over-the-counter market in routine brokerage transactions.

/3/       These Shares were acquired pursuant to the Stock Purchase Agreement.

/4/       This transaction was effected at the direction of Duquesne LLC.

                                                             Page 23 of 50 Pages

                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------

A.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     George Soros in favor of Mr. Sean C. Warren and Mr.  Michael
     C. Neus............................................................. 24

B.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and
     Mr. Michael C. Neus................................................. 25

C.   Joint  Filing  Agreement  dated  June 16,  1997 by and among
     Quantum  Industrial  Partners LDC, QIH Management  Investor,
     L.P., QIH Management,  Inc.,  Soros Fund Management LLC, Mr.
     George  Soros,  Mr.  Stanley F.  Druckenmiller  and Duquesne
     Capital Management, L.L.C........................................... 26

D.   Power of  Attorney  dated May 23,  1996  granted  by Quantum
     Industrial Partners LDC in favor of Mr. Gary Gladstein,  Mr.
     Sean Warren and Mr. Michael Neus.................................... 28

E.   Common Stock Purchase  Agreement dated as of June 6, 1997 by and among Triangle Pharmaceuticals,  Inc. and the Purchasers
     (as defined therein) ............................................... 29

G.   First  Amendment  to Restated  Investors'  Rights  Agreement
     dated   as  of  June  6,   1997   by  and   among   Triangle
     Pharmaceuticals,  Inc., the Investors (as defined  therein),
     Quantum  Industrial  Partners LDC,  Quantum Partners LDC and
     Duquesne Fund, L.P.................................................. 46